Exhibit (a)(1)(h)(i)

Confirmation E-mail to Non-Discount Optionholders who Withdraw their Stock Options from the Exchange Offer

Advanced Analogic Technologies Incorporated (“AnalogicTech”) has received your withdrawal form dated [                    ], by which you rejected AnalogicTech’s offer to exchange some or all of your eligible outstanding options for new stock options. Please note that eligible options you did not elect to withdraw, if any, on your withdrawal form remain elected for exchange in accordance with the election form previously submitted by you.

If you change your mind and decide that you would like to participate in this offer, a properly completed and signed copy of the election form must be received by facsimile, e-mail, portable document format (PDF) or by hand delivery on or before 5:00 p.m., Pacific Time, on October 9, 2008 by:

Stock Admin

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

Fax: (408) 716-2539

E-mail: stockadmin@aati.com

Only responses that are complete, signed and actually received by Stock Admin by the deadline will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Stock Admin at:

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

(408) 330-1629

This notice does not constitute the Offer to Exchange. The full terms of the offer are described in (1) the Offer to Exchange; (2) the letter from Richard K. Williams, dated September 11, 2008; (3) the election form; and (4) the withdrawal form. You may also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.